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September 20, 2013

VIA EDGAR AND E-MAIL

Alexandra M. Ledbetter

Attorney-Advisor

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Volterra Semiconductor Corporation

  Schedule TO-T

  Filed August 30, 2013 by Maxim Integrated Products, Inc.

  and Victory Merger Sub, Inc.

  File No. 005-80375

Dear Ms. Ledbetter:

Our client, Maxim Integrated Products, Inc. and its wholly-owned subsidiary Victory Merger Sub, Inc. (collectively, “Maxim”), today filed with the United States Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Schedule TO-T, Commission File No. 005-80375 (as amended by Amendment No. 1 to Schedule TO and Amendment No. 2, the “Schedule TO”), relating to the proposed business combination transaction involving Maxim and Volterra Semiconductor Corporation (“Volterra”).

Set forth below are responses, on behalf of Maxim, to the comments of the Staff of the Commission (the “Staff”) contained in its letter to Maxim dated September 10, 2013 (the “Comment Letter”). For convenience of reference, the Staff’s comments have been reproduced below in italics and we provided the revised language and indicated the changes made thereto under the applicable Staff comment. Please also note that, due to the absence of meaningful page numbers in Amendment No. 2, we provided references to specific sections of the Schedule TO in Maxim’s responses. In general, the order of the amendments set forth under “Item 4. Terms of the Transaction” follows the order of the Staff’s comments in the Comment Letter.

1

Offer to Purchase, dated August 30, 2013

Frequently Asked Questions, page 5

If I decide not to tender, how will the Offer affect my Shares?, page 9

1.	Please revise the answer to the above-referenced question to state more clearly that if the bidder acquires enough shares in the tender offer to complete the merger under either Section 251(h) or Section 253 of the DGCL, as presently contemplated, the merger will take place without a vote or any further action by shareholders.

Response: The applicable disclosure in the Schedule TO has been revised in response to Comment 1. Please see revised disclosure with respect to the “Summary Term Sheet—Frequently Asked Questions” as set forth in “Item 4. Terms of the Transaction” of Amendment No. 2.

For the convenience of the Staff, we have set forth below the applicable disclosure on page 9 of the Offer to Purchase indicating the revisions thereto (with additional language indicated with underline and bold):

“If you decide not to tender your Shares into the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares into the Offer. Under Section 251(h), if we acquire a majority of the outstanding Shares and the other conditions of Section 251(h) are satisfied, we will be able to effect the Merger without a vote or any further action by Volterra’s stockholders. If Section 251(h) is not available, then under Section 253 of the DGCL, if we acquire, as a result of the Offer, the exercise of the Top-Up Option or otherwise, at least 90% of the outstanding Shares, we will also be able to effect the Merger after consummation of the Offer without a vote or any further action by Volterra’s stockholders. If Section 251(h) is not available and we acquire, as a result of the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under Delaware law to effect the Merger.”

10. Source and Amount of Funds, page 25

2.	Given that the bidder anticipates funding the tender offer in part from available credit facilities, please disclose the information required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A, or confirm that the bidder will be able to pay the entire consideration from cash on hand.

Response: Maxim confirms to the Staff that it, together with its subsidiaries, has the resources to pay and will pay the entire consideration from cash on hand.

Therefore, we understand that no disclosure is required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.

Furthermore, the applicable disclosure in the Schedule TO has been revised in response to Comment 2. Please see revised disclosure with respect to the “Summary Term Sheet—Frequently Asked Questions” and Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” as set forth in “Item 4. Terms of the Transaction” of Amendment No. 2.

For the convenience of the Staff, we have set forth below the applicable disclosure starting on page 6 of the Offer to Purchase indicating the revisions thereto (with deleted language indicated with a strikethrough):

“Maxim and the Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $607,000,000. Maxim and the Purchaser anticipate funding these payments with cash on hand ~~and from available credit facilities of Maxim~~. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of the Shares in connection with the Offer;

•	we are offering to purchase all of the outstanding Shares in the Offer;

•	if the Offer is consummated, the Purchaser will acquire all remaining Shares for the same per Share cash price in the Merger;

•	Maxim has cash, cash equivalents and marketable securities that~~, together with available credit facilities,~~ will be sufficient to finance the Offer and the Merger; and

•	Maxim has agreed to cause the Purchaser to perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of the Purchaser under the Merger Agreement.

Receipt of the financing is not a condition to the Offer. See Sections 10—“Source and Amount of Funds” and 12—“The Transaction Agreements— The Merger Agreement.”

For the convenience of the Staff, we have set forth below the applicable disclosure on page 25 of the Offer to Purchase indicating the revisions thereto (with deleted language indicated with a strikethrough):

“Maxim and the Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $607,000,000. Maxim and the Purchaser anticipate funding these payments with cash on hand ~~and from available credit facilities of Maxim~~.”

11. Background of the Offer; Past Contacts or Negotiations with Volterra, page 25

3.	We note the disclosure on page 26 that on August 11 there were conference calls to discuss Volterra’s concerns with respect to certain key issues in Maxim’s revised draft of the merger agreement. Please disclose those issues and how they were addressed in the conceptual agreement that the parties reached.

Response: The applicable disclosure in the Schedule TO has been revised in response to Comment 3. Please see revised disclosure with respect to Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Volterra” as set forth in “Item 4. Terms of the Transaction” of Amendment No. 2.

For the convenience of the Staff, we have set forth below the applicable disclosure starting on page 27 of the Offer to Purchase indicating the revisions thereto (with deleted language indicated with a strikethrough and additional language indicated with underline and bold):

“On August 11, 2013, Maxim submitted a revised final proposal at a price of $23.00 per Share, and requested that Volterra negotiate exclusively with Maxim through August 15, 2013 should Volterra accept Maxim’s revised final proposal. Later on August 11, representatives of Goldman Sachs and Stifel participated in a conference call to review Maxim’s revised final proposal, and Goldman Sachs’s representatives informed Stifel’s representatives that the Volterra Board had selected Maxim as the sole party with whom Volterra would move forward in the process. Following that conference call on August 11, Mr. Staszak called Mr. Doluca and indicated that the Volterra Board was satisfied with the $23.00 per Share purchase price, but that Volterra would not grant exclusivity to Maxim until representatives from B&M and Cooley had an opportunity to discuss Maxim’s revised draft of the Merger Agreement. During the evening of August 11, Mr. Casper, along with representatives of B&M and Stifel, participated in conference calls with Mr. Oh and representatives from Cooley and Goldman Sachs to discuss Volterra’s concerns with certain key issues in Maxim’s revised draft of the Merger Agreement. During those calls, the parties discussed these issues, which consisted of the conditions to the Offer, Maxim’s termination rights, the termination fee and transaction expenses provisions, the timing of the payment of the termination fee and the circumstances under which the Volterra Board could change its recommendation to Volterra’s stockholders. The parties came to conceptual agreement on ~~a number~~ several of the key issues discussed, ~~and~~ including conceptual agreement on certain of the conditions to the Offer, on the timing of the payment of the termination fee and on the inclusion of an “intervening event” as a circumstance in which the Volterra Board could change its recommendation to Volterra’s stockholders. During those calls, Mr. Casper reiterated that Maxim’s revised final proposal was contingent upon

Volterra’s granting Maxim exclusivity through August 15, 2013.”

The Transaction Agreements, page 29

4.	We note disclosure on page 29 that the provisions of the Merger Agreement and the Tender and Support Agreement were made only for the purposes of those agreements and were made solely for the benefit of the parties thereto. Please revise to remove any potential implication that these agreements do not constitute public disclosure under the federal securities laws.

Response: The applicable disclosure in the Schedule TO has been revised in response to Comment 4. Please see revised disclosure with respect to Section 12 of the Offer to Purchase entitled “The Transaction Agreements” as set forth in “Item 4. Terms of the Transaction” of Amendment No. 2.

For the convenience of the Staff, we have set forth below the applicable disclosure on page 29 of the Offer to Purchase indicating the revisions thereto (with deleted language indicated with a strikethrough and additional language indicated with underline and bold). The revised disclosure also includes certain additions made as a result of the response to Comment 5 below:

“The following is a summary of the material provisions of the Merger Agreement, ~~and~~ the Tender and Support Agreement (as defined below) and the Confidentiality Agreement (as defined below). The following description of the Merger Agreement, ~~and~~ the Tender and Support Agreement and the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, ~~and~~ the Tender and Support Agreement and the Confidentiality Agreement, copies of which are attached as exhibits to the Schedule TO and are incorporated herein by reference. For a complete understanding of the Merger Agreement, ~~and~~ the Tender and Support Agreement and the Confidentiality Agreement, you are encouraged to read the full text of the Merger Agreement, ~~and~~ the Tender and Support Agreement and the Confidentiality Agreement. The representations, warranties and covenants contained in Merger Agreement, ~~and~~ the Tender and Support Agreement and the Confidentiality Agreement were the product of negotiations between Maxim and Volterra, ~~made only for the purposes of the Merger Agreement and the Tender and Support Agreement, as applicable,~~ were made as of specific dates~~, were made solely for the benefit of the parties to the Merger Agreement and the Tender and Support Agreement and may not have been intended to be statements of fact but, rather, as~~ and are intended to be a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement, ~~and~~ the Tender and Support Agreement and the Confidentiality Agreement. In addition, in the case of the Merger Agreement, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the

Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Volterra’s stockholders or Maxim’s stockholders. ~~None of Volterra’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Maxim, the Purchaser, Volterra or any of their respective subsidiaries or affiliates.~~ The Merger Agreement, ~~and~~ the Tender and Support Agreement, the Confidentiality Agreement and this summary ~~are not intended to modify or supplement any factual disclosures about Maxim or Volterra, and~~ should not be relied upon as disclosure about Maxim or Volterra without consideration of the periodic and current reports and statements that Maxim and Volterra file with the SEC. Factual disclosures about Maxim and Volterra contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement, ~~and~~ the Tender and Support Agreement and the Confidentiality Agreement.”

5.	We note that the disclosure does not address the execution of the standstill agreement, and that agreement has not been filed as an exhibit to the Schedule TO. Please advise. Refer to Items 1005(b), 1011(a)(1) and 1016(d) of Regulation M-A.

Response: The applicable disclosure in the Schedule TO has been revised in response to Comment 5. Please see revised disclosure with respect to Section 12 of the Offer to Purchase entitled “The Transaction Agreements” as set forth in “Item 4. Terms of the Transaction” of Amendment No. 2. As indicated in Comment 4 above, we have also made certain conforming changes on page 29 of the Offer to Purchase as a result of the response to Comment 5.

For the convenience of the Staff, we have set forth below the applicable disclosure on page 49 of the Offer to Purchase indicating the revisions thereto (with additional language indicated with underline and bold):

“As of August 15, 2013, there was a total of 509,267 Covered Securities, comprising approximately 2.0% of the Shares.

The Confidentiality Agreement

On July 24, 2013, Maxim and Volterra entered into a Letter Agreement, which was amended on July 24, 2013 and August 15, 2013 (as amended, the “Confidentiality Agreement”), pursuant to which the parties agreed to keep confidential certain information for the purposes of pursuing a transaction between Maxim and Volterra. Additionally, Maxim agreed that, subject to certain exceptions, Maxim would not solicit for employment any employee of Volterra for a period of one year from the date of the Confidentiality Agreement. Maxim also agreed, among other things, to certain “standstill” provisions which prohibit Maxim from taking certain actions involving or with respect to Volterra for a period ending on the eighteen month anniversary of the date of the Confidentiality Agreement.”

15. Conditions of the Offer, page 51

6.	Please disclose the number of shares that must be tendered in order to satisfy the Minimum Condition.

Response: The applicable disclosure in the Schedule TO has been revised in response to Comment 6. Please see revised disclosure with respect to Section 15 of the Offer to Purchase entitled “Conditions to the Offer” as set forth in “Item 4. Terms of the Transaction” of Amendment No. 2.

For the convenience of the Staff, we have set forth below the applicable disclosure on page 51 of the Offer to Purchase indicating the revisions thereto (with additional language indicated with underline and bold):

“As used in the Merger Agreement and this Schedule TO, the “Minimum Condition” means the condition that prior to the scheduled expiration of the Offer, there will be validly tendered (and not withdrawn) a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, together with any Shares owned by Maxim, the Purchaser or another subsidiary of Maxim immediately prior to the Acceptance Time, represents a majority of the Adjusted Outstanding Share Number, which is defined as the sum of: (A) the aggregate number of Shares issued and outstanding immediately prior to the Acceptance Time; plus (B) an additional number of shares equal to the aggregate number of Shares issuable upon the conversion, exchange or exercise, as applicable, of all options, warrants and other rights to acquire, or securities convertible into or exchangeable for, the Shares that are outstanding immediately prior to the Acceptance Time (other than the Top-Up Option, if applicable, and Volterra Stock Options that vest after March 14, 2014). Assuming that (i) no Shares are issued pursuant to the ESPP after August 26, 2013 and (ii) no Options are granted or terminated under the Volterra Stock Plans after August 26, 2013, the Adjusted Outstanding Share Number as of August 26, 2013 would be equal to 29,401,180 Shares and the Minimum Tender Condition would be satisfied if at least 14,700,591 Shares are validly tendered (and not withdrawn) prior to the scheduled expiration of the Offer.”

7.

Refer to the following sentence on page 51: “Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, the Purchaser…may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled expiration date (subject to any extensions of the Offer pursuant to the Merger Agreement) or amend the Offer as otherwise permitted by the Merger Agreement, if….” We further note the sentence on page 53 to the effect that all of the conditions except for the Minimum Condition may be waived “at any time and from time to time[.]” All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the offer’s expiration. Please revise the disclosure to clarify this point.

Response: The applicable disclosure in the Schedule TO has been revised in response to Comment 7. Please see revised disclosure with respect to Section 15 of the Offer to Purchase entitled “Conditions to the Offer” as set forth in “Item 4. Terms of the Transaction” of Amendment No. 2.

For the convenience of the Staff, we have set forth below the applicable disclosure on page 51 of the Offer to Purchase indicating the revisions thereto (with additional language indicated with underline and bold):

“The obligation of the Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the additional conditions set forth in below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, the Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement (which termination will be at or prior to any scheduled expiration date, subject to any extensions of the Offer, in accordance with any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act); and (ii) at any scheduled expiration date (subject to any extensions of the Offer pursuant to the Merger Agreement) or amend the Offer as otherwise permitted by the Merger Agreement, if (A) the Minimum Condition will not be satisfied by 9:00 a.m., Eastern time, on the expiration date of the Offer, or (B) any of the following additional conditions will not be satisfied or waived, in its sole discretion, in writing by Maxim:”

For the convenience of the Staff, we have set forth below the applicable disclosure on page 53 of the Offer to Purchase indicating the revisions thereto (with additional language indicated with underline and bold):

“The foregoing conditions are for the sole benefit of Maxim and the Purchaser and (except for the Minimum Condition) may be waived by Maxim and the Purchaser, in whole or in part at any time and from time to time (but, in any case, at or prior to any scheduled expiration date, subject to any extensions of the Offer, in accordance with any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act), in the sole discretion of Maxim and the Purchaser. The failure by Maxim or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.”

8.	Please identify the specific representations and warranties referred to in the first bullet point inasmuch as the reference to “certain representations and warranties” could imply less than all of the representations and warranties in Section 3.3 of the Merger Agreement.

Response: In response to Comment 8, we respectfully note that the use of the word “certain” was intentional as the condition to the offer set forth in the first bullet point does apply to less than all of the representations and warranties in Section 3.3 of the Merger Agreement. In the interest of providing further clarification, we have revised the applicable disclosure in the Schedule TO in response to Comment 8. Please see revised disclosure with respect to Section 15 of the Offer to Purchase entitled “Conditions to the Offer” as set forth in “Item 4. Terms of the Transaction” of Amendment No. 2.

For the convenience of the Staff, we have set forth below the applicable disclosure on page 51 of the Offer to Purchase indicating the revisions thereto (with deleted language indicated with a strikethrough and additional language indicated with underline and bold):

“~~certain~~ representations and warranties of Volterra with respect to (i) Volterra’s capitalization structure as of August 14, 2013 (the day immediately preceding the date of the Merger Agreement) and (ii) the absence of agreements or arrangements with respect to the Shares shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the scheduled expiration date as if made on and as of such time, except (other than a result of a willful breach by Volterra, in which case, such exception shall not apply) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to Volterra, Maxim and their affiliates, individually or in the aggregate, that is more than $1,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the materiality standard as set forth in this bullet point only as of such date);”

9.	Refer to the following sentence on page 53: “The failure by Maxim or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.” If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure, as indicated at the top of page 15. When an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder’s understanding in the response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

Response: Maxim confirms its understanding that the waiver of a condition could require the extension of the Offer and recirculation of new disclosure to Volterra’s stockholders. Also, Maxim confirms its understanding that if a condition is triggered by events occurring prior to the expiration time of the Offer, subject to any good faith delay in determining the underlying facts (including whether or not Maxim expects that the failure of a condition to be satisfied due to such events may reasonably be expected to be cured prior to the expiration time of the Offer), Maxim intends to inform Volterra’s stockholders of the manner in which it intends to proceed immediately, rather than waiting until the expiration time of the Offer, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer or Maxim makes a good faith determination that the failure of a condition to be satisfied may reasonably be expected to be cured prior to the expiration time of the Offer.

Maxim recognizes that, if it accepts shares for exchange in the Offer and certain conditions to the Offer have not been satisfied at that time, these conditions will be deemed to have been waived. Furthermore, Maxim will not, and does not believe that the terms of its Offer give it the right to, arbitrarily delay enforcement of a known failed condition that is incapable of being satisfied by the expiration of the Offer, such that its Offer would be effectively illusory.

Additionally, Maxim confirms that if a condition is triggered and Maxim makes a definitive determination not to invoke such condition in connection with the Offer, Maxim will publicly announce such determination and formally waive such condition.

Also, Maxim advises the Staff that, in such event, it will comply with Release No. 34–24296 (April 3, 1987) and give Volterra’s stockholders sufficient time to react to the new information.

16. Certain Legal Matters; Regulatory Approvals, page 53

Appraisal Rights, page 55

10.	Here or where appropriate in the Offer to Purchase, please provide more specifics about the exercise of appraisal rights in connection with the merger, including when shareholders will be provided the statutory notice and how much time shareholders have to perfect their rights.

Response: The applicable disclosure in the Schedule TO has been revised in response to Comment 10. Please see revised disclosure with respect to Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” related to the section entitled “Appraisal Rights” as set forth in “Item 4. Terms of the Transaction” of Amendment No. 2.

For the convenience of the Staff, we have set forth below the applicable disclosure on page 55 of the Offer to Purchase indicating the revisions thereto (with additional language indicated with underline and bold):

“Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares into the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If a Volterra stockholder chooses to exercise its appraisal rights in connection with the Merger and complies with the applicable legal requirements under the DGCL, such stockholder will be entitled to payment for its Shares based on a judicial determination of the fair value of such Shares. This value may be the same, more or less than the price that the Purchaser is offering to pay for Shares in the Offer. Shares issued pursuant to the Top-Up Option will not be considered in any statutory appraisal action.

The obligation to notify Volterra’s stockholders of their appraisal rights will depend on how the Merger is effected. If the Merger is effected as expected under Section 251(h) or if the Merger is consummated through a short-form merger under Section 253 of the DGCL, in each case, without the holding of a stockholder meeting, the Surviving Corporation will be required to send a notice that appraisal rights are available to each Volterra stockholder of record on the Effective Date within ten days of the Effective Date. The notice will inform such stockholders of the Effective Date and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. Any of Volterra’s stockholders eligible and electing to demand appraisal of such stockholder’s Shares must deliver a written demand for appraisal of such Shares in accordance with Section 262 of the DGCL within 20 days of the mailing of such notice.

If the Merger cannot be effected pursuant to Section 251(h) or Section 253 of the DGCL and a meeting of Volterra’s stockholders is required to approve the Merger, Volterra will be required to send a notice that appraisal rights are available not less than 20 days prior to such meeting to each Volterra stockholder of record on the record date established for such meeting, together with a copy of Section 262 of the DGCL. Each Volterra stockholder eligible and electing to demand appraisal of such stockholder’s Shares must deliver a written demand for appraisal of such Shares in accordance with Section 262 of the DGCL prior to the vote to approve the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL is not complete and does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL, a copy of which is attached as Exhibit (a)(5)(I) to the Schedule TO and is incorporated herein by reference. Volterra’s stockholders are encouraged to read Section 262 of the DGCL carefully and in its entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Volterra’s stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.”

18. Miscellaneous, page 56

11.	Refer to the following sentence on page 56: “The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.” Please explain to us how limiting participation in this manner is consistent with Exchange Act Rule 14d-10(a)(1). If the bidder is attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

Response: Maxim confirms that it intends to limit participation in the tender offer solely in reliance on Rule 14d-10(b)(2). The applicable disclosure in the Schedule TO has been revised in response to Comment 11. Please see revised disclosure with respect to Section 18 of the Offer to Purchase entitled “Miscellaneous” as set forth in “Item 4. Terms of the Transaction” of Amendment No. 2.

For the convenience of the Staff, we have set forth below the applicable disclosure on page 56 of the Offer to Purchase indicating the revisions thereto (with deleted language indicated with a strikethrough and additional language indicated with underline and bold):

“~~The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.~~ The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will the Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.”

*  *  *

In response to the Staff’s request, Maxim is also concurrently filing an acknowledgment letter from Mark Casper with respect to certain matters.

Thank you for your consideration of the responses provided in this letter. Should you have any questions concerning the foregoing, please contact the undersigned at (650) 856-5541.

Sincerely,

/s/ Matthew Gemello

Matthew Gemello

cc:	Via E-mail

  Mark Casper

  Maxim Integrated Products, Inc.

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